UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 6, 2015

uniQure N.V.

Jörn Aldag, Chief Executive Officer

Meibergdreef 61

 Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Notice, Agenda and Explanatory Notes for the 2015 Annual General Meeting of Shareholders of uniQure N.V. dated May 6, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: May 6, 2015	By:	/S/ JÖRN ALDAG
Jörn Aldag
Chief Executive Officer

INDEX TO EXHIBITS

99.1	Notice, Agenda and Explanatory Notes for the 2015 Annual General Meeting of Shareholders of uniQure N.V. dated May 6, 2015